Exhibit (a)(12)

Form of Email to All Employees Announcing Offer

October 18, 2001

Dear Packeteer Employees:

As a continuing part of our commitment to Packeteer’s employees, we are instituting a voluntary stock option exchange program. We recognize that our stock option program is valuable to our employees and that at the present time many of your options are at higher prices than the current market price of our common stock. Accordingly, we felt it appropriate to offer this voluntary stock option exchange program.

This program is open to all current employees who are not executive officers. Options that are eligible for this plan must have an exercise price per share of $5.00 or more. However, if you chose to tender any eligible options, you must also tender all options granted to you after May 28, 2001. Subject to certain conditions, this voluntary program allows current employees to tender currently outstanding, unexercised stock options and exchange them for new options for the same number of shares. If your tendered options are cancelled on November 30, 2001, which is the scheduled expiration date of the offer, you will be granted new options on June 3, 2002. Please note that you must be employed on that grant date to receive your new option grants. Each new option will have the same vesting schedule as the original grant.

We believe this program is an important indication of our appreciation for the efforts and dedication of the entire Packeteer team and a testament to our desire to continue to provide rewards to our employees that allow them to share in our future growth.

In the attached documents you will find the details of the stock option exchange program and the forms you will need to complete to participate in this program. Please carefully read each document (including each document’s instructions).

In order to participate in the option exchange program, your completed Letter of Transmittal must be returned, as indicated in the attached materials, to Tina Parker before 5:00 p.m., Pacific Time, on November 30, 2001 (or a later expiration date if we extend the offer).

If you have any questions about the offer, please contact Rich Jacquet at (408) 873-4400 or at rjacquet@packeteer.com.

Sincerely,

Craig Elliott